List of Subsidiaries	Exhibit 8.1

Company	Country of incorporation	Percentage ownership and voting interest
Achilles Therapeutics Holdings Limited	England and Wales	100.00%
Achilles Therapeutics UK Limited	England and Wales	100.00%
Achilles Therapeutics US, Inc.	United States	100.00%